March 26, 2010

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549–4628

Re:	Harry Winston Diamond Corporation
Form 40–F for the Fiscal Year Ended January 31, 2009
Filed April 23, 2009
Response letter dated February 5, 2010
File No. 001–33838

Dear Mr. Schwall:

As requested in your letter to Harry Winston Diamond Corporation (the “Company”) dated March 11, 2010, please find below a detailed response to your comments. We have incorporated your comment, followed by our response.

Form 40–F for the Fiscal Year Ended January 31, 2009

Exhibit 99.7

Differences between Canadian and United States Generally Accepted Accounting Principles

(a) Mining Assets

Comment 1

We note your response to prior comment 7 clarifying that all pre–1999 mineral property costs capitalized for Canadian GAAP were fully expensed under US GAAP in fiscal year ended January 31, 2000. Given your representation, we believe that it would be helpful to modify your disclosure in future filings to more clearly describe the GAAP differences shown for your mining assets.

For example, we expect that you could replace the discussion about 1999 with language clarifying that under U.S. GAAP the costs of acquiring mineral rights, and the costs of developing proven and probable reserves (as defined in Industry Guide 7) are both capitalized. Since we would not expect a Canadian/U.S. GAAP difference for either acquisition or development costs, we believe you would be attributing your GAAP difference to costs that were capitalized under Canadian GAAP but which are expensed as exploration costs under U.S. GAAP. Finally, please ensure that your characterization of exploration costs and development costs under U.S. GAAP are correlated with your reserve findings.

HARRY WINSTON DIAMOND CORPORATION
P.O. BOX 4569 STATION A TORONTO ON CANADA M5W 4T9     T 416 362 2237     F 416 362 2230     WWW.HARRYWINSTON.COM

Please submit the revisions that you propose to address these concerns.

Our response: Further to your comment, please see our proposed amended note disclosure below to be included in our future Form 40–F filing. Please note that disclosed amounts are based on our fiscal year ending January 31, 2009. We would also like to confirm that our characterization of exploration costs and development costs under US GAAP are correlated with our proven and probable reserve findings.

Mineral Rights

The Company’s policy is to capitalize the costs of acquiring mineral rights under both Canadian and US GAAP.

Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

The Company’s policy under US GAAP is to expense all costs on properties prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

Expenditures on Mining Interests Upon the Establishment of Proven and Probable Reserves

Upon establishment of proven and probable reserves, the Company has capitalized the costs of developing these reserves for both Canadian and US GAAP purposes.

Under US GAAP, the production stage is deemed to begin when saleable minerals are extracted from an ore body, regardless of the level of production. For Canadian GAAP, the production stage is deemed to begin when production reaches commercial levels. For US GAAP purposes, the start–up phase ended effective February 1, 2003 for the A–154 pipe and June 1, 2008 for the A–418 pipe. For Canadian GAAP purposes, the start–up phase ended effective August 1, 2003 for the A–154 pipe and August 1, 2008 for the A–418 pipe.

For Canadian GAAP purposes, the net book value of mining assets will be higher than for US GAAP purposes due to the capitalization of costs incurred for Canadian GAAP purposes in the first and second quarters of fiscal 2004 for the A–154 pipe and in the second quarter of fiscal 2009 for the A–418 pipe. This results in lower amortization under US GAAP, which is offset by the expensing of exploration costs for US GAAP purposes. Amortization pertaining to A–154 and A–418 items deferred for Canadian GAAP purposes net of exploration costs resulted in a $4.5 million decrease in cost of sales for the year ended January 31, 2009 for US GAAP purposes ($2.3 million for the year ended January 31, 2008). The earlier commencement of commercial production for the A–418 pipe under US GAAP resulted in the following additional adjustments in fiscal 2009: an increase of $10.4 million in cost of sales, offset by a $3.7 million increase in sales revenue relating to A–418 production sold prior to the commencement of commercial production.

There is no difference in the calculation of reserves for the periods presented under Canadian or US GAAP. The calculation follows the requirements of the Canadian Securities Administrators National Instrument 43–101 Standards of Disclosure for Mineral Project as well as the definitional guidance of Industry Guide 7 as required under US GAAP.

We are currently in the process of completing our financial statements and management’s discussion and analysis for the year ended January 31, 2010 and will be press releasing our results on March 31, 2010. We look forward to hearing from you. If you have any further questions, please contact me at (416) 205–4386.

Sincerely,
Harry Winston Diamond Corporation

/s/ Alan S. Mayne
Alan S. Mayne
Chief Financial Officer

cc: Ms. Joanna Lam